Altshuler-Shaham Selects Sapiens L&P Solution

Sapiens leading expertise in the Israeli insurance market was key to company’s decision

Holon, Israel – April, 23, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that the Altshuler-Shaham Group, an Israeli firm in the field of asset management, has selected the Sapiens Life & Pension (Sapiens L&P) solution to support the company’s Israel based Greenfield life insurance operation.

“It was important for us to work with a technology partner who understood our life insurance processing needs, and who also understood the nuances and challenges of the Israeli market,” said Yair Lowenstein, CEO, Altshuler-Shaham Insurance & Investment Funds. “Sapiens is well known for its insurance expertise, the quality of its technology solutions, and its impressive track record of successful delivery of these types of projects. We have the utmost confidence in our decision and in Sapiens’ ability to meet our aggressive timeline.”

Roni Al-Dor, Sapiens President and CEO, commented: “The selection of Sapiens by Altshuler-Shaham is an important win for us and gives us stronger presence in the Israeli insurance market. We are experiencing a good deal of momentum in the L&P sector and see this as a significant opportunity for Sapiens. Altshuler-Shaham’s vote of confidence in Sapiens’ product and people is appreciated and we look forward to playing a key role in helping the investment firm continue its rapid growth trajectory.”

Altshuler-Shaham’s decision to implement Sapiens L&P solution is attributed to Sapiens’ deep knowledge and experience in the Israeli insurance market, its proven solution, two decades of experience in the market, and a wealth of experience in managing long term investment products.

With the insurance regulator encouraging newcomers to establish presence to support the life insurance market opportunity, Altshuler-Shaham recognized the opportunity, opting to launch a Greenfield life insurance operation.

Altshuler-Shaham’s anticipated benefits with the Sapiens L&P administration system include:

  Fast time to market with a production environment planned for late 2014;
  End-to-end core life insurance processing from initial sale to ongoing management; and
  Full compliance with the regulations.

About Altshuler-Shaham Group

The Altshuler-Shaham Group is a leading Israeli firm in the field of asset management. Since 1990, it has specialized in the management of portfolios, and mutual, provident, and pension funds. The Group currently manages approximately 51 billion NIS, and provides a wide range of services to its institutional and private investors. Altshuler-Shaham`s creative, professional, and cautious approach, coupled with an innovative investment strategy, has established Altshuler-Shaham as a leading asset management brand in the Israeli market. For further information, visit www.invest-as.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

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Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com